UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange of 1934
(Amendment No. 6)*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)

Andrew P. Kransdorf
Sabin, Bermant & Gould LLP
Four Times Square
New York, New York 10036
Telephone Number: (212) 381-7033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	8

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 42,399,627 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% Series A Common Stock and 38.1% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	8

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 42,399,627 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% Series A Common Stock and 38.1% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	8

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 42,399,627 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% Series A Common Stock and 38.1% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	8

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 42,399,627 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% Series A Common Stock and 38.1% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	8

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 42,399,627 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 42,921,343 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% Series A Common Stock and 38.1% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D (the “Schedule 13D/A No. 1”) which was jointly filed on December 13, 2010, the second amended Statement on Schedule 13D (the “Schedule 13D/A No. 2”) which was jointly filed on December 27, 2012, the third amended Statement on Schedule 13D (the “Schedule 13D/A No. 3”) which was jointly filed on March 14, 2013, the fourth amended Statement on Schedule 13D (the “Schedule 13D/A No. 4) which was jointly filed on June 5, 2013 and the fifth amended Statement on Schedule 13D (the “Schedule 13D/A No. 5) which was jointly filed on May 27, 2014 and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a Delaware corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer, which are convertible into the shares of Series A Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein.

This Amendment is being filed for purposes of disclosing the disposition of 1,453,478 shares of Series C Preferred Stock to the Issuer pursuant to the previously disclosed Share Repurchase Agreement between Advance/Newhouse and the Issuer under which Advance/Newhouse agreed to sell shares of the Series C Preferred Stock that it owns to the Issuer at certain times on certain terms, as described under Item 5 below.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) Each Reporting Person has beneficial ownership of 71,107,312 shares of Series A Common Stock, representing 32.5% of the outstanding shares of that class, and 42,921,343 shares of Series C Common Stock, representing 38.1% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse and each of API, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in Advance/Newhouse.

(b) Each Reporting Person has shared power to vote or direct the vote of 71,107,312 shares of Series A Common Stock, which includes shares held in an escrow account as of the date of this Amendment, as described in the Schedule 13D, and shared power to dispose or direct the disposition of 70,612,031 shares of Series A Common Stock, which excludes shares held in such escrow account as of such date.

Each Reporting Person has shared power to vote or direct the vote of 42,921,343 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and shared power to dispose or direct the disposition of 42,399,627 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.

(c) On August 4, 2014, Advance/Newhouse and the Issuer completed the sale of 1,453,478 shares of Series C Preferred Stock to the Issuer at a price per share of $75.56, pursuant to the previously disclosed Share Repurchase Agreement, dated May 22, 2014 (as described in Schedule 13D/A No. 5).

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 5(c), which is incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: August 4, 2014

Advance/Newhouse Programming Partnership
By:		/s/ Steven A. Miron
Steven A. Miron
CEO

Newhouse Broadcasting Corporation
By:		/s/ Donald E. Newhouse
Donald E. Newhouse
President

Advance Publications, Inc.
By:		/s/ Michael A. Newhouse
Michael A. Newhouse
Co-President

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee

Advance Long-Term Management Trust
By:		/s/ Michael A. Newhouse
Michael A. Newhouse, as Trustee